# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Definitive Healthcare Corp., CIK 0001861795
CUSIP: 24477E103
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 492 Old Connecticut Path, Suite 401, Framingham, Massachusetts (MA), 01701
Date of event which requires filing of this statement: 09/01/2026
Filed by CIK 0001034196
Persons authorized to receive notices and communications: Neil Crawford, Advent International, L.P., Prudential Tower, 800 Boylston Street, Boston, Massachusetts (MA), 02199, 617-951-9488

## Reporting persons
- Advent International, L.P. (CIK 0001034196): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 62,493,676; sole dispositive power 0; shared dispositive power 62,493,676; aggregate amount beneficially owned 62,493,676 (58.54% of the class)
  Comment: The reported percentage is calculated based on 106,744,713 shares of Class A Common Stock ("Common Stock") outstanding as of August 6, 2026, as reported on the Issuer's 10-Q filed with the Securities and Exchange Commission ("SEC") on August 10, 2026.
- Advent International GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 62,493,676; sole dispositive power 0; shared dispositive power 62,493,676; aggregate amount beneficially owned 62,493,676 (58.54% of the class)
  Comment: The reported percentage is calculated based on 106,744,713 shares of Common Stock outstanding as of August 6, 2026, as reported on the Issuer's 10-Q filed with the SEC on August 10, 2026.
- Advent International GPE IX Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 16,955,510; shared voting power 0; sole dispositive power 16,955,510; shared dispositive power 0; aggregate amount beneficially owned 16,955,510 (15.88% of the class)
  Comment: The reported percentage is calculated based on 106,744,713 shares of Common Stock outstanding as of August 6, 2026, as reported on the Issuer's 10-Q filed with the SEC on August 10, 2026.
- Advent International GPE IX-H Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,428,915; shared voting power 0; sole dispositive power 5,428,915; shared dispositive power 0; aggregate amount beneficially owned 5,428,915 (5.09% of the class)
  Comment: The reported percentage is calculated based on 106,744,713 shares of Common Stock outstanding as of August 6, 2026, as reported on the Issuer's 10-Q filed with the SEC on August 10, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value
Name of issuer: Definitive Healthcare Corp.
Address of issuer's principal executive offices: 492 Old Connecticut Path, Suite 401, Framingham, Massachusetts (MA), 01701

## Item 2. Identity and Background
Name of person filing:
This statement on Schedule 13D ("Schedule 13D") is filed by the entities listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Advent International, L.P., a Delaware limited partnership ("Advent LP");
(ii) Advent International GP, LLC, a Delaware limited liability company ("Advent GP");
(iii) Advent International GPE IX Limited Partnership, a Cayman Islands limited partnership; and
(iv) Advent International GPE IX-H Limited Partnership, a Cayman Islands limited partnership.

Information regarding the Board of Managers of Advent GP (the "Covered Persons") is set forth in Exhibit 99.1.
Residence or business address: The principal business address of each of the Reporting Persons is c/o Advent International, L.P., Prudential Tower, 800 Boylston Street, Boston, MA 02199.
Present principal occupation or employment: The principal business of each of the Reporting Persons is to hold, and/or serve as an advisor with respect to, global equity investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Covered Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Covered Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The responses of the Reporting Persons set forth in row (6) of the cover pages hereto are incorporated by reference into this Item 2(f).

The name, citizenship, business address, principal business occupation or employment of each of the Covered Persons is listed in Exhibit 99.1 attached hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No securities were acquired in connection with the filing of this Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Proposal

On September 1, 2026, Advent LP, on behalf of the Advent GPE IX Funds (as defined herein) and the Advent Global Technology Funds (as defined herein) (collectively, the "Advent Funds") submitted a preliminary non-binding indication of interest ("Proposal") to the Special Committee (the "Special Committee") of the Board of Directors of the Issuer related to the proposed acquisition by the Advent Funds of all the outstanding shares of the Issuer's Common Stock and all of the outstanding limited liability company interests of AIDH TopCo, LLC (the "Definitive OpCo Units"), in each case, that are not already owned by the Advent Funds and Jason Krantz for an all-cash purchase price of $1.02 per share of Common Stock and an equivalent amount per Definitive OpCo Unit (the "Proposed Transaction"). The Proposal is premised on Mr. Krantz, Executive Chairman and founder of the Issuer, rolling over his Common Stock and Definitive OpCo Units into equity of the surviving company.

Any definitive agreement entered into in connection with the Proposed Transaction would be subject to customary closing conditions, including approval by the Special Committee and approval by any applicable regulatory authorities. No assurance can be given that any definitive agreement will be entered into, that the Proposed Transaction will be consummated, or that the Proposed Transaction will be consummated on the terms set forth in the Proposal. Each of the Reporting Persons reserves the right to modify or withdraw the Proposal at any time and no binding obligation on the part of any of the Reporting Persons or any of their affiliates will arise with respect to the filing of this Statement. While the Proposal remains under consideration by the Special Committee, the Reporting Persons and their affiliates expect to respond to inquiries from, and negotiate the terms of the Proposal with, the Special Committee and its representatives. The Reporting Persons do not intend to provide additional disclosures regarding the Proposal unless and until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Company, an extraordinary corporate transaction (such as a merger) involving the Company, delisting of the Common Stock of the Company from the Nasdaq Global Select Market and other material changes in the Company's business or corporate structure.

References to the Proposal in this Statement are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 99.2, and incorporated herein by reference in its entirety.

Registration Rights Agreement

On September 14, 2021, the Advent GPE IX Funds and the Advent Global Technology Funds (the "Advent Registration Rights Agreement Parties") entered into a Registration Rights Agreement with the Issuer (the "Registration Rights Agreement"), pursuant to which the Advent Registration Rights Agreement Parties have certain customary registration rights with respect to the Common Stock.

References to the Registration Rights Agreement in this Statement are qualified in their entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.3, and incorporated herein by reference in its entirety.

Nominating Agreement

On September 17, 2021, Advent International GPE IX Limited Partnership entered into a Nominating Agreement with the Issuer (the "Nominating Agreement"). Pursuant to the Nominating Agreement, so long as Advent International GPE IX Limited Partnership (together with its affiliates, the "Advent Nominating Agreement Parties"), beneficially owns at least 21.5% of the Common Stock, the Advent Nominating Agreement Parties have the right to nominate two designees to the Issuer's Board of Directors. After such time as the Advent Nominating Agreement Parties no longer beneficially own at least 21.5% of the Common Stock but so long as the Advent Nominating Agreement Parties are the beneficial owners of at least 5% of the Common Stock, the Advent Nominating Agreement Parties have the right to nominate one designee to the Issuer's Board of Directors.

References to the Nominating Agreement in this Statement are qualified in their entirety by reference to the Nominating Agreement, a copy of which is attached hereto as Exhibit 99.4, and incorporated herein by reference in its entirety.

Voting Agreement

On November 7, 2024, the Issuer and Advent LP, the Advent GPE IX Funds, the Advent Global Technology Funds and Advent Global Opportunities Master Limited Partnership (collectively, the "Advent Voting Agreement Parties") entered into a Voting Agreement (the "Voting Agreement"), pursuant to which the Advent Voting Agreement Parties agreed, on each matter brought to a vote at any annual or special meeting of the Issuer's stockholders and in connection with any action proposed to be taken by consent of the Issuer's stockholders in lieu of a meeting, to vote all shares of voting stock of the Company, or other voting or equity securities of the Company which could be issued (collectively, "Voting Securities") beneficially owned by the Advent Voting Agreement Parties that exceed 40.3% of the outstanding Voting Securities of the Issuer as a result of the Issuer's stock repurchase program approved by the Board of Directors of the Issuer in November 2024 (the "Excess Voting Securities"), in the same proportion as all votes cast by stockholders other than the Advent Voting Agreement Parties. Any Voting Securities that are not Excess Voting Securities may be voted at the discretion of the Advent Voting Agreement Parties.

References to the Voting Agreement in this Statement are qualified in their entirety by reference to the Voting Agreement, a copy of which is attached hereto as Exhibit 99.5, and incorporated herein by reference in its entirety.

Except for the foregoing, none of the Reporting Persons has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows (11) and (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(a).

The reported securities are directly held as follows:

(i) 16,955,510 shares of Common Stock held by Advent International GPE IX Limited Partnership; (ii) 3,359,809 shares of Common Stock held by Advent International GPE IX-B Limited Partnership; (iii) 1,394,766 shares of Common Stock held by Advent International GPE IX-C Limited Partnership; (iv) 1,463,380 shares of Common Stock held by Advent International GPE IX-F Limited Partnership; (v) 4,815,226 shares of Common Stock held by Advent International GPE IX-G Limited Partnership; (vi) 5,428,915 shares of Common Stock held by Advent International GPE IX-H Limited Partnership; (vii) 3,075,053 shares of Common Stock held by Advent International GPE IX-I Limited Partnership; (viii) 4,985,850 shares of Common Stock held by Advent International GPE IX-A SCSP; (ix) 1,061,241 shares of Common Stock held by Advent International GPE IX-D SCSP; (x) 2,156,723 shares of Common Stock held by Advent International GPE IX-E SCSP; (xi) 97,427 shares of Common Stock held by Advent Partners GPE IX Strategic Investors SCSP; (xii) 55,642 shares of Common Stock held by Advent Partners GPE IX Limited Partnership; (xiii) 128,669 shares of Common Stock held by Advent Partners GPE IX-A Limited Partnership; (xiv) 321,070 shares of Common Stock held by Advent Partners GPE IX-C Limited Partnership; (xv) 54,121 shares of Common Stock held by Advent Partners GPE IX Cayman Limited Partnership; (xvi) 898,507 shares of Common Stock held by Advent Partners GPE IX-B Cayman Limited Partnership (the funds set forth in the foregoing clauses (i)-(xvi), the "Advent GPE IX Funds");

(xvii) 3,818,770 shares of Common Stock held by Advent Global Technology Limited Partnership; (xviii) 2,971,879 shares of Common Stock held by Advent Global Technology-B Limited Partnership; (xix) 1,609,070 shares of Common Stock held by Advent Global Technology-C Limited Partnership; (xx) 1,926,387 shares of Common Stock held by Advent Global Technology-D Limited Partnership; (xxi) 1,885,069 shares of Common Stock held by Advent Global Technology-A SCSP; (xxii) 31,561 shares of Common Stock held by Advent Partners AGT Limited Partnership; (xxiii) 27,373 shares of Common Stock held by Advent Partners AGT-A Limited Partnership; (xxiv) 317,329 shares of Common Stock held by Advent Partners AGT-C Limited Partnership; (xxv) 30,542 shares of Common Stock held by Advent Global Technology Strategic Investors Limited Partnership (the funds set forth in the following clauses (xvii)-(xxv), the "Advent Global Technology Funds"); and

(xxvi) 3,623,787 shares of Common Stock held by Advent Global Opportunities Master Limited Partnership.

Advent International GPE IX, LLC indirectly controls the general partner or manager, as applicable, of each of the Advent GPE IX Funds. Advent Global Technology LLC indirectly controls the general partner or manager, as applicable, of each of the Advent Global Technology Funds. Advent Global Opportunities GP LLC and Advent Global Opportunities Management LLC are the general partner and investment manager, respectively, of Advent Global Opportunities Master Limited Partnership. Advent GP is the general partner of Advent LP, and Advent LP is the manager of Advent International GPE IX, LLC and Advent Global Technology LLC, and is the sole member of Advent Global Opportunities GP LLC and Advent Global Opportunities Management LLC. Accordingly, each of Advent GP and Advent LP may be deemed to have voting and dispositive power over the shares directly held by the Advent GPE IX Funds, the Advent Global Technology Funds, and Advent Global Opportunities Master Limited Partnership.

The reported securities in the aggregate represent approximately 58.54% of the outstanding Common Stock based on 106,744,713 shares of Common Stock outstanding as of August 6, 2026, as reported on the Issuer's 10-Q filed with the SEC on August 10, 2026. The reported amounts do not reflect securities beneficially owned by Mr. Krantz, which are being separately reported on a Schedule 13D filed by Mr. Krantz. As a result of the Proposal, the Reporting Persons and Mr. Krantz may be deemed to constitute a "group," which, in the aggregate, would hold 84,991,654 shares of Common Stock representing 66.36% of the outstanding shares of Common Stock, as calculated under applicable rules.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D, or a member of a "group" with Mr. Krantz.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover pages hereto and Item 5(a) of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in Common Stock within the last 60 days.
Other persons with the right to receive dividends or sale proceeds: The information set forth in Item 5(a) of this Schedule 13D is incorporated by reference into this Item 5(d).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 24 Joint Filing Agreement, dated as of September 2, 2026, by and among the Reporting Persons.

Exhibit 99.1 Board of Managers of Advent International GP, LLC.

Exhibit 99.2 Proposal Letter, dated September 1, 2026.

Exhibit 99.3 Registration Rights Agreement, dated September 14, 2021 (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q (File No. 001-40815) filed with the SEC on November 8, 2021).

Exhibit 99.4 Nominating Agreement, dated September 17, 2021 (incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q (File No. 001-40815) filed with the SEC on November 8, 2021).

Exhibit 99.5 Voting Agreement, dated November 7, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-40815) filed with the SEC on November 7, 2024).

## Signatures
- Advent International, L.P.: /s/ Neil Crawford, Neil Crawford / Senior Director, Fund Administration of Advent International GP, LLC, its General Partner (09/02/2026)
- Advent International GP, LLC: /s/ Neil Crawford, Neil Crawford / Senior Director, Fund Administration (09/02/2026)
- Advent International GPE IX Limited Partnership: /s/ Neil Crawford, Neil Crawford / Senior Director, Fund Administration of Advent International GP, LLC, its indirect General Partner (09/02/2026)
- Advent International GPE IX-H Limited Partnership: /s/ Neil Crawford, Neil Crawford / Senior Director, Fund Administration of Advent International GP, LLC, its indirect General Partner (09/02/2026)
Comment: Each of Advent International GPE IX Limited Partnership and Advent International GPE IX-H Limited Partnership, By: GPE IX GP Limited Partnership, their General Partner, By: Advent International GPE IX, LLC, its General Partner, By: Advent International, L.P., its Manager, By: Advent International GP, LLC, its General Partner.